Mail Stop 4561

May 7, 2010

Mr. Dean Goodermote
Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **Re: Double-Take Software, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 001-33184**

Dear Mr. Goodermote:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   You indicate in your exhibit index that Exhibit 10.28, Amendment 5 to Products License and Distribution Agreement with Dell Computer Corporation, is the subject of a confidential treatment request. It appears, however, that confidential treatment for this exhibit expired on March 31, 2008. Please advise as to the basis of your belief that Exhibit 10.28 is the subject of a current order for confidential treatment.

Item 1. Business, page 2

2.   We note your disclosure on page 11 that Dell Computer Corporation and Sunbelt
        Software, Inc. are your largest sellers of software and services generating 17% and
        10%, respectively, of your total sales from software and services. However, we were
        unable to locate in the filing any description of the material terms of the Product
        License and Distribution Agreement with Dell, or of the Xcelerate! Partner
        Agreement with Sunbelt Software. It would appear that the loss of these resellers
        would materially adversely affect your business. As such, please disclose the
        material terms of these agreements in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies, page 36

3.   We note that goodwill is 12% of your total assets at December 31, 2009. In addition,
        we note your discussion on page 27 of the effect of recent market conditions and the
        uncertain economic environment on your business. Please tell us how you
        determined that your goodwill impairment analysis is not one of your critical
        accounting policies.

4.   We have reviewed your goodwill policy as disclosed in your financial statement
        footnote Note A-[13] on page 53. In addition, we note your discussion on page 27 of
        the effect of recent market conditions and the uncertain economic environment on
        your business. If you conclude that the goodwill impairment policy should be
        disclosed as a Critical Accounting Policy, please consider expanding your disclosures
        in future filings for the items noted below:

        •   Percentage by which fair value exceeded carrying value as of the date of the
                most recent test;
        •   Description of the methods and key assumptions used and how the key
                assumptions were determined;
        •   Discussion of the degree of uncertainty associated with the key assumptions.
                The discussion regarding uncertainty should provide specifics to the extent
                possible (e.g., the valuation model assumes recovery from a business
                downturn within a defined period of time); and
        •   Description of potential events and/or changes in circumstances that could
                reasonably be expected to negatively affect the key assumptions

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 42</u>

5.   We note short term investments represent 25% of your total assets at December 31, 2009. Tell us how you considered providing quantitative disclosure related to interest rate risk for these investments. Refer to Item 305(a) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief